FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2004.

Total number of pages: 8

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and Nidec-Kyori Sign a Share Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 8, 2004 in Kyoto, Japan

Nidec and Nidec-Kyori Sign a Share Exchange Agreement

At their respective Board of Directors’ Meetings held on October 8, 2004, Nidec Corporation (“Nidec”) and Nidec-Kyori Corporation (“Nidec-Kyori”) approved and signed a Share Exchange Agreement to merge Nidec-Kyori into a wholly-owned subsidiary of Nidec. The share exchange is scheduled to take place on March 1, 2005 after obtaining approval from the shareholders of both companies at their respective Extraordinary Meetings of Shareholders to be held in December 2004.

Special Note Regarding the Share Exchange Between Nidec Corporation and Nidec-Kyori Corporation

The business combination referred to in this press release (the “Transaction”) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws, since the issuer of the securities is located in a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

1. Purposes of Share Exchange

Nidec-Kyori has been constantly expanding its businesses through improvements of management for the past seven years since Nidec acquired a controlling interest in it in May 1997. The Share Exchange Agreement to merge Nidec-Kyori into a wholly-owned subsidiary of Nidec reflects the two companies' shared understanding that swifter decision making is of key importance to ensure Nidec-Kyori’s future business growth and greater contribution to Nidec's consolidated performance.

Also, Nidec expects the stated action to facilitate its planned introduction of the consolidated taxation system.

2. Conditions of the Share Exchange

(1) Share Exchange Schedule

October 8, 2004	•Board meetings to approve Share Exchange Agreement. •Sign Share Exchange Agreement.
December 14, 2004	•Extraordinary shareholders’ meeting to approve share exchange agreement (Nidec-Kyori Corporation)
December 15, 2004	•Extraordinary shareholders’ meeting to approve share exchange agreement (Nidec Corporation)
February 28, 2005	•Due date for submitting share certificates of Nidec-Kyori
March 1, 2005	•Share Exchange

(2) Share exchange ratio

Nidec retained Daiwa Securities SMBC Co. Ltd. for advice on the analysis of the share exchange ratio. Based on such advice and other considerations, Nidec and Nidec-Kyori negotiated and came to the following agreement regarding the share exchange ratio.

Note that should there be any material changes in the conditions of assets or management of Nidec or Nidec-Kyori, upon which the share exchange ratio stated below was determined, both parties will collaborate on adjusting the exchange ratio to reflect such changes.

	Nidec (Parent Company)	Nidec-Kyori (Wholly-owned subsidiary)
Share exchange ratio	1	0.031

Notes:	1. For each share of Nidec-Kyori’s common stock, Nidec shall issue 0.031 shares of its common stock.
2. Daiwa Securities SMBC Co. Ltd. assessed the value of the shares of Nidec and Nidec-Kyori using Market Price Analysis, and Comparable Company Analysis, respectively.
3. Nidec will allot its 3,383 treasury shares to Nidec-Kyori’s shareholders of record prior to the Share Exchange. No new shares of Nidec's common stock will be issued.

(3) Increases in Share Capital and Capital Surplus of Nidec

The share capital of Nidec will not increase as a result of the Share Exchange. The capital surplus of Nidec will increase by the amount obtained by multiplying shareholders’ equity of Nidec-Kyori at the time of Share Exchange by the ratio of shares to be transferred to Nidec in the Share Exchange to the total number of outstanding shares of Nidec-Kyori less the aggregate book value of the treasury stock allotted by Nidec.

(4) Interim Cash Dividends

Nidec and Nidec-Kyori will pay interim cash dividends not exceeding the following amount to their respective shareholders of record at the close of September 30, 2004.

Nidec Corporation:	20 yen per share
Nidec-Kyori Corporation:	3 yen per share

(5) Date of the Computation for Dividends

The date of the computation for dividends regarding the allotted shares of Nidec’s common stock is October 1, 2004.

(6) Term of Office of the Officials and Auditors Installed Prior to the Share Exchange

The Share Exchange will not affect the term of office of the officials or auditors to be installed before the Share Exchange.

(7) Note:

Nidec's shares will not be allotted to its existing share interests in Nidec-Kyori. No cash will be paid in connection with the share exchange.

3. Summary of Parties (As of March 31, 2004)

(1) Trade name	Nidec Corporation (to be 100% parent company)	Nidec-Kyori Corporation (to be 100% subsidiary)
(2) Principal lines of business	•Development, manufacture and sale of small precision motors •Sale of small precision fans •Development, manufacture and sale of mid-size motors	Manufacture and sale of high speed presses and feeders
(3) Date of incorporation	July 23, 1973	July 18, 1947
(4) Location of head office	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto 601-8205, Japan	1-7-1 Tsukinowa, Otsu City, Shiga 520-2152, Japan
(5) Representative	Shigenobu Nagamori	Yoshiharu Toyonaga *Note
(6) Share capital	¥28,994 million	¥450 million
(7) Total number of shares issued and outstanding	65,017,898 shares	7,000,000 shares
(8) Shareholders’ equity	¥100,125 million	¥1,801 million
(9) Total assets	¥217,141 million	¥6,404 million
(10) Fiscal year end	March 31	March 31
(11) Number of employees	1,214	114
(12) Major customers	Toshiba, Fujitsu, HGST, Seagate, Western Digital, Maxtor	Hidaka Engineering Company, Hon Hai Precision Industry Co., Ltd., JST Mfg. Co., Ltd., Enomoto Co., Ltd.
(13) Major shareholders and shareholding ratios

1. Japan Trustee Service Bank Ltd. 11.30%

2. The Master Trust Bank of Japan, Ltd. 10.04%

3. Shigenobu Nagamori 9.18%

4. SN Kohsan Ltd. 6.82%

5. The Bank of Kyoto, Ltd. 4.47%

6. The Dai-Ichi Mutual Life Insurance Company 3.91%

7. Trust & Custody Services Bank, Ltd. 3.47%

8. Nippon Life Insurance Company              2.85%

9. Meiji Yasuda Life Insurance Company 2.65%

10. The Bank of Tokyo-Mitsubishi, Ltd. 2.32%

1. Nidec Corporation 95.28% 2. Employee stock ownership Association 1.63%
(14) Main banks	Bank of Tokyo-Mitsubishi, The Bank of Kyoto, Ltd., United Financial Bank of Japan, The Sumitomo Trust & Banking Co., Ltd.	Bank of Tokyo-Mitsubishi, The Bank of Kyoto, Ltd., Shiga Bank
(15) Relationships between the parties	Capital relationship	Nidec owns 95.28% of the total number of shares issued by Nidec-Kyori.
	Personal relationship	Two board members and three employees of Nidec also serve as board members of Nidec-Kyori.
	Transactional Relationship	Nidec purchases Nidec-Kyori's products for its own use.

*Note: At the Board Directors' Meeting held on March 9, 2004, Mr. Kentaro Noda was appointed as the new representative director of Nidec-Kyori in place of Mr. Yoshiharu Toyonaga and was formally inaugurated on April 1, 2004.

(16) Business Results for the Three Most Recent Years (unit: millions of yen)

Non-consolidated	Nidec Corporation (to be 100% Parent company)			Nidec-Kyori Corporation (to be 100% subsidiary)
Fiscal year ended on	2002/3/31	2003/3/31	2004/3/31	2002/3/31	2003/3/31	2004/3/31
Net sales	124,884	129,164	118,636	4,031	4,435	6,243
Operating income	4,100	3,520	1,482	42	(41)	307
Recurring income (loss)	11,242	7,252	4,785	50	(60)	314
Net income	7,316	4,965	2,695	25	(52)	151
Net income per share (yen)	115.11	77.04	40.83	3.62	(7.55)	21.59
Dividends per share (yen)	25	25	30	0	0	6
Shareholders’ equity per share (yen)	1,331.35	1,383.93	1,539.07	242	235	257

Consolidated	Nidec Corporation (to be 100% Parent company)
Fiscal year ended on	2002/3/31	2003/3/31	2004/3/31
Net sales	281,069	298,641	329,003
Operating income	16,206	22,861	31,078
Recurring income	17,658	17,816	23,676
Net income	6,461	6,485	11,448
Net income per share (yen)	101.67	100.08	176.20
Shareholders’ equity per share (yen)	1,408.87	1,416.14	1,607.93

4. Circumstances after Share Exchange

(1) The information regarding trade names, principal lines of business, location of head offices and representatives described in Item 3. remain valid.

(2) Nidec's share capital and capital reserves are indicated in Item 2. (3).

(3) The Share Exchange will have no immediate material effect on Nidec’s consolidated sales and earnings, since Nidec-Kyori is already a consolidated subsidiary of Nidec. Toward the future, both companies will work together to improve business performance through increases in operational efficiency and full utilization of the group expertise.

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Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Nidec’s current plans, estimates, strategies and beliefs, including the expected schedule and exchange-ratio of the exchange offer described above, are forward-looking statements about the future performance of Nidec and Nidec-Kyori. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.